Exhibit 15.1

2022 year-end letter to iPO investors

Our reflections on a challenging, but ultimately validating, year.

Dear Fellow Shareholders,

After what proved to be an extremely difficult twelve months for many technology companies, we are pleased to report that Fundrise once again delivered another year of significant growth.

Despite the broader economic headwinds, we ended 2022 with approximately $3.1 billion in assets under management and nearly 370k active investors, representing a 29% and 70% annual growth rate respectively.

And, as we highlighted in our year-end letter to all investors, despite modest write downs across several funds in Q4, the average annual net return across all 350k+ client accounts was a positive 1.50% for the year, our strongest ever relative performance when compared to the public markets.

	Dec 31, 2021	Dec 31, 2022	2022 growth
Assets under mgmt.¹	$2.412 billion	$3.100 billion	▲ 29%
Active investors	217,672	369,968	▲ 70%
Employees	246	306	▲ 24%

This past year was also noteworthy as the company reached a meaningful milestone, surpassing $50M in annual revenue. In fact, over the past 24 months the company has nearly quadrupled its revenue, growing from roughly $15M annually to nearly $60M[1] (estimated) on a last twelve months GAAP basis.

We believe this is a critical milestone not merely because growing revenue is an essential part of a successful business, but because it shows that as an organization we can not only innovate but also scale.

Innovation and scale

Creating something from nothing is no small feat. In our experience, it requires a delicate balance of talent, timing, follow through, and, of course, some luck. Along the way, there are countless setbacks and false starts. You have to be willing to take risks, fail, and then iterate rapidly, all while obsessing over what the customer actually wants and needs.

Of course, nothing is guaranteed, and even if you are successful in delivering a product people love, that alone does not make a great business.

Although we were the first to make investing in real estate available online, we have been far from the only ones to try. By 2014, only a few years after we initially created the category, there were scores of companies all purporting to do more or less the same thing. Today, despite hundreds of millions in venture dollars having poured into the space, most of those companies are no longer in business, and of the few that do remain, not one would reasonably be considered a true competitor to Fundrise, in terms of operating model, scale, or quality.

Ultimately, it wasn’t merely the idea that separated Fundrise from the crowd, but the follow through — the detailed execution, day-in and day-out.

Why being different matters

In previous letters, we outlined how our unique technology infrastructure enables our fully-integrated operating model, which in turn lets us both invest and operate differently, making it possible to deliver superior performance.

1 Unaudited preliminary estimate of $57.8 million in GAAP revenue in 2022. Final audited financials will be available as part of our annual filings due in April 2023.

We’ve also touched on why the iPO itself — i.e. the decision to raise growth capital directly from our investor base through an “internet public offering" rather than from traditional VC firms — has been so essential to our success. Perhaps the best example of the iPO’s advantage has come over the past year, with the collapse of the broader tech market under the weight of over-inflated valuations and a level of hype that at times seemed to border on stupidity.

In our opinion, venture capital has always been the “hot” money, meaning that it is specifically designed to reward short-term growth. As a result, it struggles to distinguish between growth that is temporary vs. growth that is sustainable. However, as valuations over the past several years have experienced a meteoric rise, more and more capital has flowed into the venture space, creating a dangerous feedback loop that has unfortunately claimed many companies as victims.

Essentially, the playbook has gone something like this: Companies would raise venture dollars and use it to buy growth. And they would do so in inherently unsustainable ways, like selling $1 of some product to a customer for only $0.75 cents. The companies would then take that growth and use it as the necessary proof point to raise another round of venture dollars at a higher valuation. This would then allow them to buy even more growth and repeat the process over again. The more money the company raised, the more growth they could buy, and the higher the valuation they received. These higher valuations led to huge amounts of wealth being created (at least on paper) for founders and early employees, along with huge returns (again, on paper) for venture funds, who of course then used those results as their own proof points to raise their next fund.

The gasoline on this fire came in the form of the SPAC market where a final round of promoters used the regulatory-light process to dump many of these overvalued companies onto unsuspecting retail investors in the public markets. Like an old-fashioned game of hot potato, the music finally stopped, at which point it was the VCs and SPAC promoters who made out with most of the profits, while the retail investors and employees of these companies have been left holding the bag… which, in this case, may have little if anything remaining in it.

The unfortunate fact is that this is not a new story. History has shown that extremely lucrative incentives frequently get the better of sound business principles. In the year 2000, the last time the tech bubble burst, a top-tier venture capitalist famously argued, “We’re in an environment where the company doesn’t have to be successful for us to make money.”2

2 eBoys: The First Inside Account of Venture Capitalists at Work – May 23, 2000 https://books.google.com/books?id=OK1vlKI3dUAC&pg=PT173&lpg=PT173&dq=%22We%E2%80%99re+in+an+environment+where+the+company+doesn%E2%80%99t+have+to+be+successful+for+us+to+make+money%22&source=bl&ots=jbFAUrxe4I&sig=ACfU3U3VxS1QlxfP5Fz1NLa-Fe_A_LN6dg&hl=en&sa=X&ved=2ahUKEwix1OGhuPL8AhU3ElkFHRTdCFwQ6AF6BAgIEAM" \l "v=onepage&q=%22We%E2%80%99re%20in%20an%20environment%20where%20the%20company%20doesn%E2%80%99t%20have%20to%20be%20successful%20for%20us%20to%20make%20money%22&f=false" \h

Of course, the thing about gravity is that eventually it brings everyone back down to earth.

Gestation periods and investing

In nature, the gestation period for animals is the time between conception and birth. With humans, of course, this takes approximately 9 months. However, for some animals it is much shorter, while for others it is much longer. The locust, made famous in biblical history for its propensity to gather in huge swarms and consume all the resources in its path, has a gestation period of only 10-12 days. Whereas the Elephant, for example, has a gestation period of 22 months. The important thing to know about gestation periods is that they take the time they take. In other words, there’s no way to speed them up. There's no amount of money or other resources that can be spent to magically shorten the gestation period of a baby elephant down to 6 months. As the saying goes, you can’t birth a baby in one month with nine mothers.

In investing and particularly venture investing, despite the fact that everyone is hoping to end up with an elephant, it seems that the focus is always on creating the shortest possible gestation period. Too many people seem to fool themselves into thinking that the secret to more growth is simply to spend more money. Of course, the truth is that if you are never willing to wait the 22 months necessary to begin with, then the dream of one day having an elephant is little more than delusion.

From the beginning, we recognized that growing Fundrise into an elephant (an inherently rare feat) would require not only our own patience but a partner (or group of partners) who was equally willing to be patient alongside us.

Thankfully, our iPO investors have been that partner. They have allowed us to execute on a more organic, product-focused strategy that otherwise may not have been possible had we chosen a more traditional venture backed route.

Beyond mountains there are mountains

This product led growth strategy has been less a straight line and more a series of unlocks or breakthroughs (also called S-curves), each one becoming the foundation upon which the next is built.

For example:

●	When we originally started the company, we believed that there were better and more innovative ways to leverage new and existing regulatory frameworks to democratize investment in private real estate investments to non-accredited investors.

●	When we launched the first eREIT, no one had ever utilized the brand new Regulation A+ framework to successfully raise $50 million.

●	When we created our investment advisor, we were one of the first, if not the first, to ever build a consumer focused robo-advisor platform for private alternatives.

●	When we launched our first 40 Act Investment Company REIT (the Flagship Fund), no one had ever made such a fund available directly to individuals over the internet without any sales load, brokerage commissions, or upfront fees.

●	When we built out our private real estate operating platforms, we leveraged new software technology to create a fully-integrated, end-to-end investment management platform.

●	And when we launched our Innovation Fund, we led the way towards truly democratizing the venture capital space, allowing individuals to invest directly in top-tier technology companies the way institutions do, before they go public.

Looking back now, it’s convenient to see this decade of nonlinear breakthroughs as a logical, steady progression that was almost inevitable. After all, hindsight is 20/20.

However, as the ones with the first-hand experience, it’s hard not to recognize how unconventional and full of uncertainty this path has been. And, critically, how unlikely a traditional venture capital partner would have been to allot the necessary patience to pursue such non-traditional strategies during each stage of growth.

Looking ahead

As we stand now at the summit of our most recent accomplishments, we can look out and see the next series of opportunities that lie in front of us, both more challenging in scope and larger in potential impact. To reiterate a statement we made at the end of last year, it is not an exaggeration to say that we have more new initiatives with greater possible upside going on today than at any previous point in the company's history.

Later this spring, we plan on launching the largest-ever new feature release to the platform, overhauling many of the areas that investors have given us feedback on over the past few years. And we intend to continue to expand both the breadth and depth of the business, creating new channels by which capital flows onto the platform and going further into the development of proprietary software infrastructure, which we believe will allow us to scale faster while driving ever improving performance.

Downturns create opportunity. As we’ve said before, great generational companies are born out of periods of stress. We’ve been extremely fortunate that our preparation and the solid foundation that comes from our iPO investor base has put us in a position to go into 2023 on the offensive.

As always, we greatly appreciate your continued support and welcome any feedback or questions you may have.

Onward,

Ben, Brandon, and the Fundrise Team